

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2024

Laichun Li
CEO and Chairman of the Board
HONG XIANG HUI ZHI HOLDINGS LTD.
916 Palm Springs International Center
199 Tianfu Avenue, Wuhou District, Chengdu
Sichuan Province, China

Re: HONG XIANG HUI ZHI HOLDINGS LTD.
Registration Statement on Form F-1
Filed October 24, 2024
Amendment No. 1 to Registration Statement on Form F-1
Filed October 24, 2024
File Nos. 333-282800

Dear Laichun Li:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services